UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File No. 001-31965

TASEKO MINES LIMITED
(Translation of registrant's name into English)

12th Floor - 1040 West Georgia Street
Vancouver, British Columbia, V6E 4H1, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant's Registration Statement on Form F-10 (File No. 333-271142).

SUBMITTED HEREWITH

Exhibits
99.1	Equity Distribution Agreement dated May 3, 2023
99.2	News Release dated May 3, 2023 re: Taseko Announces At-The-Market Offering

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASEKO MINES LIMITED

Date: May 3, 2023

/s/ Trevor Thomas
Trevor Thomas General Counsel